UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated November 2, 2017.	1
2.	Relevant Event, dated November 2, 2017.	10

Results for the nine months ended September 2017 Grifols increases its revenues by 10% to Euros 3,250 million and grows net profit by 6.3% to reach Euros 432 million The Bioscience Division sales grow by 11.6% (10.3% cc 1 ) to Euros 2,600 million. Demand for plasma proteins remains robust. The Diagnostic Division continues to grow, reporting a 7.3% (6.3% cc) upturn in sales to Euros 521 million. The Hospital Division sales increase by 1.1% (0.7% cc) to Euros 71 million, while the Bio Supplies Division reports sales growth of 19.5% (18.1% cc) to Euros 48 million. The adjusted EBITDA2 grows to Euros 983 million (a 16.6% increase), which represents a margin of 30.2%. Net profit increases by 6.3% to Euros 432 million. Solid operating cash-flow generation enables Grifols to continue to improve its leverage ratio. Grifols continues to expand its portfolio of products. The FDA approves the liquid formulation of its alpha-1 antitrypsin (Prolastin®-C Liquid), and the EMA recommends approval of the new Grifols biological sealant VeraSeal® (fibrinogen/human thrombin). Barcelona, November 2, 2017.-Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) increased its net revenues by 10.1% (8.9% cc) over Euros 3,250 million in the nine months ended September 2017. The Bioscience Division was the primary driver of growth, reporting an 11.6% (10.3% cc) increase in sales to Euros 2,598.9 million, compared to Euros 2,327.9 million in the same period in 20163. Revenues from the division’s main plasma products remained solid, led by immunoglobulins, alpha-1 antitrypsin and albumin. Moreover, upswings in sales of the tetanus and diphtheria vaccination that Grifols distributes, as well as of certain specialty plasma proteins, also contributed to stimulate sales growth in the third quarter of 2017. 1 cc: constant currency. 2 Excludes non-recurring costs and costs related to recent acquisitions. 3 Comparable net revenues considering the reclassification of sales of biological products for non-therapeutic use that are reported in the Bio Supplies Division from January 2017. Page 1 of 9 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The Diagnostic Division continues its growth trend. Revenues increased by 7.3% (6.3% cc) to Euros 521.2 million, supported by the main lines of its transfusion medicine business. The Hospital Division grew by 1.1% (0.7% cc) to reach Euros 71.3 million in sales. Revenues of the Bio Supplies Division increased by 19.5% (18.1% cc) to Euros 47.7 million. Established in January 2017, this newly formed division primarily includes sales of biological products for non-therapeutic use. Adjusted EBITDA2 rose by 16.6% to reach Euros 982.6 million, a 30.2% margin. Taking into account non-recurring costs linked to the acquisition of Hologic’s share of the NAT donor-screening unit, EBITDA stands at Euros 960.9 million. EBIT increased by 15.9% to Euros 802.5 million and represents 24.7% of net revenues. The acquisition of Hologic’s share of the NAT donor-screening unit at the beginning of 2017 continues to reinforce company’s margins. The higher plasma costs continues associated with the expansion of new plasma donor centers and greater incentives offered to donors in compensation for their time. Grifols continues its investment plan to further develop its plasma donor network by opening new centers and enhancing existing ones. The company aims to reach 190 centers by the end of 2017 and 230 centers by 2019. Grifols currently leads the industry in plasma donor centers, operating more than 180 centers. Net investments in R+D+i, including both internal and external investments, increased to Euros 201.6 million, up 23.8% from the prior year period. As of September 30, 2017, Grifols had invested Euros 245.5 million in R+D+I, taking into account the aforementioned investments and capital stakes in research companies. This includes resources allocated to acquire a 44% stake in the biopharmaceutical firm GigaGen in the third quarter of 2017. Financial result reaches Euros 205.8 million. The refinancing process completed at the onset of 2017 significantly reduced the average cost of debt, enabling the company to optimize the financial costs that stemmed from greater levels of debt. Grifols net profit reached Euros 431.8 million over the first nine months of 2017, compared to Euros 406.1 million in the same period in 2016. This represents a 6.3% increase and 13.3% of the company’s net revenues. As of September 2017, the effective tax rate was 27% due to higher profits generated by the Bioscience and Diagnostic divisions in the U.S. market. At the end of the third quarter of 2017, the net financial debt reached Euros 5,244.9 million, including Euros 815.1 million in cash. Grifols net debt ratio dropped to 3.98x EBITDA, down from the 4.10x in June 2017 and the 4.45x reported in the first quarter 2017, following the acquisition of Hologic’s share of the NAT donor-screening unit. Operating cash-flow generation remains strong, standing at Euros 570.6 million compared to Euros 372.9 million in the same period in 2016. Page 2 of 9 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Key financial metrics:

In millions of euros except % and EPS	9M 2017	9M 2016	% Var
NET REVENUE (NR)	3,250.2	2,951.7	10.1%
GROSS MARGIN	50.3%	47.8%	
EBITDA	960.9	842.9	14.0%
% NR	*29.6%*	*28.6%*	
ADJUSTED EBITDA[(1)]	982.6	842.9	16.6%
% NR	*30.2%*	*28.6%*	
EBIT	802.5	692.1	15.9%
% NR	*24.7%*	*23.4%*	
GROUP PROFIT	431.8	406.1	6.3%
% NR	*13.3%*	*13.8%*	
ADJUSTED[(2)] GROUP PROFIT	500.7	464.6	7.8%
% NR	*15.4%*	*15.7%*	
CAPEX	186.2	180.3	3.3%
R&D NET INVESTMENT	201.6	162.9	23.8%
EARNINGS PER SHARE (EPS)	0.63	0.59	6.3%

	September 2017	December 2016	% Var
TOTAL ASSETS	11,009.9	10,129.8	8.7%
TOTAL EQUITY	3,588.1	3,728.0	(3.8%)
CASH & CASH EQUIVALENTS	815.1	895.0	(8.9%)
LEVERAGE RATIO	3.98/(4.32 cc)[(3)]	3.55/(3.45 cc)[(3)]	

(1) Excludes non-recurring costs and associated with recent acquisitions.

(2) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions.

(3) Constant currency (cc) excludes the impact of exchange rate movements. 2016 reported figures: not including the financing of the NAT assets acquisition.

Page 3 of 9

REVENUE PERFORMANCE Bioscience Division Demand for the main plasma proteins remains robust, moving toward growth normalization that is more in line with levels in the overall plasma-derived industry. As of September 30, 2017, revenues from the Bioscience Division increased by 11.6% (10.3% cc) to Euros 2,598.9 million. Higher volumes of the key plasma proteins continue to be the main drivers of growth, with a slight positive price contribution from certain plasma proteins. Nonetheless, the impact of the geographical mix was negative, due mainly to higher sales volumes of clotting factors in emerging markets. Also noteworthy during the third quarter of 2017 were higher sales of Grifols specialty plasma proteins, such as hyperimmune immunoglobulins, as well as the tetanus and diphtheria vaccination marketed through an accord with MassBiologics of the University of Massachusetts Medical School. Sales of immunoglobulin remain solid in all regions, particularly in the United States, Canada and key European markets. Alpha-1 antitrypsin sales continue to be a core driver of growth, with significant consolidation in the United States and EU markets, where the rate of diagnosis is gradually increasing. Grifols continues to make inroads to improve the diagnosis rate of alpha-1 antitrypsin deficiency and expand its franchise of respiratory therapies. To this end, of note is the approval by the U.S. Food and Drug Administration (FDA) of the liquid formulation of Grifols alpha-1 antitrypsin (Prolastin®-C Liquid). Grifols is the only plasma-derived manufacturing company to have obtained the approval of the liquid formulation of its alpha-1 antitrypsin within the three main global competitors. Prolastin®-C Liquid is a ready-to-infuse liquid formulation that requires less preparation time as compared to the lyophilized product and less volume for infusion as compared to the alpha-1 liquid of another competitor, offering a series of advantages for both patients and healthcare professionals. Additionally, Prolastin®-C Liquid is the first liquid formulation of an alpha-1 antitrypsin deficiency replacement therapy manufactured in the U.S. Prolastin®-C Liquid will also be manufactured at Grifols industrial complex in Barcelona, Spain, following the same production process once the new alpha-1 antitrypsin purification and filling plant comes into operations. Grifols has invested Euros 45.4 million toward the new plant, which will have a production capacity of 4.3 million equivalent liters of plasma in both freeze-drying and liquid formulations. Albumin sales continue to grow, supported by China and other countries in the rest of the world (R.O.W.), where demand remains dynamic. A positive trend is also confirmed in several European countries. Factor VIII volumes sales remain positive in a competitive price environment, shaped by a context of public tenders in some countries. Page 4 of 9 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

 Diagnostic Division As of September 30, 2017, the Diagnostic Division delivered revenues of Euros 521.2 million, up 7.3% (6.3% cc). Within the area of transfusion medicine, sales of NAT technology (Procleix® NAT Solutions), used for virological screening in blood and plasma donations, continue to fuel growth. Zika virus blood screening tests in the United States, coupled with greater market penetration of NAT technology in the Asia Pacific region, have driven this demand. The division also reported higher sales of antigens used in the manufacture of diagnostic immunoassays, marketed within the framework of its joint-business agreement with Ortho Clinical Diagnostics. Grifols continues to build its blood-typing business in the U.S. and other key markets. This line includes both analyzers (Wadiana® and Erytra®) and reagents (DG-Gel® cards). The division also expanded its portfolio of specialty diagnostics with the launch of the molecular ID RH XT diagnostic test, used to detect the most relevant variants of the RHD gene. In the third quarter of the year, Grifols received authorization to include the CE mark on this genomic test, which is an extremely important diagnostic test for pregnant women. Hospital Division As of September 30, 2017, the Hospital Division reported revenues of Euros 71.3 million, reflecting a 1.1% (0.7% cc) increase over Euros 70.5 million in 2016. The main business lines behind the division’s growth were intravenous solutions and pharmatech, which includes intravenous therapy devices (IV tools) and hospital logistics, as well as contract manufacturing. In line with its strategic plan, Grifols continues to further develop this division in the U.S. and increase market penetration in several Latin American countries. Bio Supplies Division From January 2017, revenues included in Raw Materials are reported under the new Bio Supplies Division. This division includes sales of biological products for non-therapeutic use and other biological products, in addition to revenues related to the manufacturing agreement with Kedrion. The division reported Euros 47.7 million in sales as of September 30, 2017, compared to Euros 39.9 million in 2016. In order to strengthen this business line, Grifols acquired a 49% stake in Access Biologicals LLC in January 2017. As part of this transaction, Grifols also signed a supply agreement with Access Biologicals to sell its biological products for non-therapeutic use. Page 5 of 9 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Net Revenues by division:

In thousands of euros	9M 2017	% of Net Revenues	9M 2016**	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	2,598,890	80.0%	2,327,865	78.9%	11.6%	10.3%
DIAGNOSTIC	521,216	16.0%	485,868	16.5%	7.3%	6.3%
HOSPITAL	71,277	2.2%	70,516	2.4%	1.1%	0.7%
BIO SUPPLIES	47,703	1.5%	39,905	1.4%	19.5%	18.1%
OTHERS	11,097	0.3%	27,524	0.8%	(59.7%)	(58.7%)
TOTAL	**3,250,183**	**100.0%**	**2,951,678**	**100.0%**	**10.1%**	**8.9%**

** Constant currency (cc) excludes the impact of exchange rate movements.*

*** Comparable net revenues considering the reclassification of sales of biological products for non-therapeutic use that are reported in the Bio Supplies Division from January 2017.*

Net Revenues by region:

In thousands of euros	9M 2017	% of Net Revenues	9M 2016**	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,216,814	68.2%	1,973,027	66.9%	12.4%	10.8%
EU	505,609	15.6%	481,362	16.3%	5.0%	5.6%
ROW	527,760	16.2%	497,289	16.8%	6.1%	4.2%
TOTAL	**3,250,183**	**100.0%**	**2,951,678**	**100.0%**	**10.1%**	**8.9%**

** Constant currency (cc) excludes the impact of exchange rate movements.*

*** Comparable considering the new divisional structure.*

THIRD QUARTER OF 2017

Revenues reached Euros 1,058 million, a 5.8% (8.5% cc) increase compared to the same period in 2016.

The main growth driver was the Bioscience Division, which grew 6.3% (9.1% cc) to Euros 839.0 million. Particularly significant were sales upticks of immunoglobulins, including hyperimmune immunoglobulins in the United States and the European Union; alpha-1 antitrypsin; and albumin, particularly, in China.

The Diagnostic Division increased its sales by 0.7% (3.5% cc) in the third quarter of 2017 to Euros 170.2 million, driven by transfusion medicine. Hospital Division sales remained stable, exceeding Euros 23 million; whereas the Bio Supplies Division reported sales of Euros 15.6 million (a 31.0% increase, 33.9% cc).

Sales in the United States and Canada remain strong, increasing by 6.1% (9.4% cc) to Euros 722.7 million. Revenues in the rest of the world (R.O.W.) grew by 1.3% (4.1% cc) to Euros 167.7 million. Meanwhile, the recovery in the European Union led to a 9.0% (9.4% cc) increase in sales to Euros 167.3 million.

Page 6 of 9

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Net Revenues by division:

In thousands of euros	3Q 2017	% of Net Revenues	3Q 2016**	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	839,038	79.3%	789,060	78.9%	6.3%	9.1%
DIAGNOSTIC	170,165	16.1%	169,038	16.9%	0.7%	3.5%
HOSPITAL	23,411	2.2%	24,038	2.4%	(2.6%)	(1.7%)
BIO SUPPLIES	15,631	1.5%	11,929	1.2%	31.0%	33.9%
OTHERS	9,491	0.9%	5,968	0.6%	59.0%	63.5%
TOTAL	**1,057,736**	**100.0%**	**1,000,033**	**100.0%**	**5.8%**	**8.5%**

** Constant currency (cc) excludes the impact of exchange rate movements.*
*** Comparable net revenues considering the reclassification of sales of biological products for non-therapeutic use that are reported in the Bio Supplies Division from January 2017.*

Net Revenues by region:

In thousands of euros	3Q 2017	% of Net Revenues	3Q 2016**	% of Net Revenues	% Var	% Var cc*
US + CANADA	722,683	68.3%	680,835	68.1%	6.1%	9.4%
EU	167,321	15.8%	153,549	15.4%	9.0%	9.4%
ROW	167,732	15.9%	165,649	16.5%	1.3%	4.1%
TOTAL	**1,057,736**	**100.0%**	**1,000,033**	**100.0%**	**5.8%**	**8.5%**

** Constant currency (cc) excludes the impact of exchange rate movements.*
*** Comparable considering the new divisional structure.*

INVESTMENT ACTIVITIES: R&D+INNOVATION, ACQUISITIONS AND CAPEX

- ***More resources allocated to R+D+i***

From January to September 2017, net investment in R+D+i rose to Euros 201.6 million, a 23.8% increase and 6.2% of revenues. This figure includes both internal and external investments managed through GIANT (Grifols Innovation and New Technology).

Year to date, the company has invested Euros 245.5 million in R+D+i, taking into account both internal and external resources, as well as acquisitions of stakes in research companies like the U.S. firm GigaGen. Grifols paid USD 35 million for a 44% stake in the San Francisco-based biotech company.

In the third quarter of 2017, Grifols received FDA approval for the liquid formulation of its alpha-1 antitrypsin (Prolastin®-C Liquid), an important milestone in Grifols continuous research efforts.

The European Medicines Agency's Committee for Medicinal Products for Human Use (CHMP) has recommended approval for Grifols new product VeraSeal® (fibrinogen/human thrombin), a biological sealant used for surgical interventions in adults.

Page 7 of 9

 Grifols opens up new research lines with the acquisition of a 44% stake in GigaGen In July 2017, Grifols signed an agreement to acquire a 44% stake in GigaGen, a San Francisco (California) based biopharmaceutical company specialized in the pre-clinical development of biotherapeutic therapies that uses human B cells 4 to capture the genetic diversity of antibodies and transform them into therapies to treat severe diseases. Specifically, GigaGen researches and develops novel recombinant monoclonal and polyclonal antibody therapies. In addition, Grifols and GigaGen have entered into a research and collaboration agreement whereby, in exchange of a collaboration fee of USD 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. This transaction allows Grifols to further strengthen its R+D+i portfolio by acquiring holdings in research projects and companies that complement its activity and have the potential of generating high added value for the company. Grifols reaches a 90% stake in the equity of Kiro Grifols Grifols strengths the innovation of the Hospital Division through the acquisition of an additional 40% equity stake in Kiro Grifols for Euros 12.8 million. Kiro Grifols is a technological-based company focused on the development of machinery and equipment designed to automate hospital processes. Kiro Oncology system prepares automated intravenous medication for chemotherapy treatments in hospital pharmacies, thus minimizing the margin of error in the preparation of medication and the risk to health professionals. Grifols continues with its capital investments (CAPEX) Year to date, Grifols invested Euros 186.2 million toward improving and expanding its production facilities across its main three divisions. These on-going investments are in accordance with the 2016-2020 CAPEX plan endowed with Euros 1,200 million. Investment plans to open new plasma donor centers, as well as expand, renovate and relocate existing centers, continue as planned. Currently, Grifols operates a network of more than 180 centers. Among other projects, the recently inaugurated Clayton, North Carolina, office building boasts more than 10,000 square meters of space to accommodate up to 500 employees. The financial information corresponding to the nine months ended September 2017 included as an annex is part of the company’s interim financial information. All documents are available on Grifols corporate website at www.grifols.com. 4 Type of white blood cell that produces antibodies. B cells are part of the immune system and develop from stem cells in the bone marrow. They are also known as B-lymphocytes. Page 8 of 9 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Investors contact: Investor Relations Department inversores@grifols.com – investors@grifols.com Phone number: +34 93 571 02 21 Media contact: Raquel Lumbreras Borja Gómez Duomo Communication raquel_lumbreras@duomocomunicacion.com borja_gomez@duomocomunicacion.com Grifols Press Office Phone number: +34 91 311 92 89 - +34 91 311 92 90 About Grifols Grifols is a global healthcare company founded in 1940. Grifols has over 75 years improving people’s health and wellbeing through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products. The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of close to 180 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine. In 2016, sales exceeded 4,000 million euros with a headcount close to 15,000 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D. The company class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com. LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group. Page 9 of 9 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Third Quarter 2017 Performance Summary November 2, 2017

Legal Disclaimer The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group. 2 THIRD QUARTER 2017 EARNINGS | GRIFOLS

Operational and Financial highlights - 9M 2017 The Bioscience Division sales grow by 11.6% (10.3% cc1) to Euros 2,600 million. Demand for plasma proteins remains robust. • • The Diagnostic Division continues to grow, reporting a 7.3% (6.3% cc) upturn in sales to Euros 521 million. • The Hospital Division sales increase by 1.1% (0.7% cc) to Euros 71 million, while the Bio Supplies Division reports sales growth of 19.5% (18.1% cc) to Euros 48 million. The adjusted EBITDA2 grows to Euros 983 million (a 16.6% increase), which represents a margin of 30.2%. • • Net profit increases by 6.3% to Euros 432 million. 3 THIRD QUARTER 2017 EARNINGS | GRIFOLS

Operational and Financial highlights - 9M 2017 • Solid operating cash-flow generation enables Grifols to continue to improve its leverage ratio. • Grifols continues to expand its portfolio of products. The FDA approves the liquid formulation of its alpha-1 antitrypsin (Prolastin®-C Liquid), and the EMA recommends approval of the new Grifols biological sealant VeraSeal® (fibrinogen/human thrombin). 1. 2. cc: at constant currency rates. Excludes non-recurring costs and associated with recent acquisitions. 4 THIRD QUARTER 2017 EARNINGS | GRIFOLS

Key financial metrics - 9M 2017

In millions of euros except % and EPS	9M 2017	9M 2016	% Var
NET REVENUE (NR)	3,250.2	2,951.7	10.1%
GROSS MARGIN	50.3%	47.8%	
EBITDA	960.9	842.9	14.0%
% NR	*29.6%*	*28.6%*	
ADJUSTED EBITDA[1]	982.6	842.9	16.6%
% NR	*30.2%*	*28.6%*	
EBIT	802.5	692.1	15.9%
% NR	*24.7%*	*23.4%*	
GROUP PROFIT	431.8	406.1	6.3%
% NR	*13.3%*	*13.8%*	
ADJUSTED[2] GROUP PROFIT	500.7	464.6	7.8%
% NR	*15.4%*	*15.7%*	

CAPEX	186.2	180.3	3.3%
R&D NET INVESTMENT	201.6	162.9	23.8%
EARNINGS PER SHARE (EPS)	0.63	0.59	6.3%

	September 2017	December 2016	% Var
TOTAL ASSETS	11,009.9	10,129.8	8.7%
TOTAL EQUITY	3,588.1	3,728.0	(3.8%)
CASH & CASH EQUIVALENTS	815.1	895.0	(8.9%)
LEVERAGE RATIO	3.98/(4.32 cc)[3]	3.55/(3.45 cc)[3]	

[1] *Excludes non-recurring costs and associated with recent acquisitions.*

[2] *Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions.*

[3] *Constant currency (cc) excludes the impact of exchange rate movements. 2016 reported figures: not including the financing of the NAT assets acquisition.*

5 THIRD QUARTER 2017 EARNINGS | GRIFOLS

GRIFOLS

Net revenue by division - 9M 2017 % Var % Var cc* 11.6% 7.3% 1.1% 19.5% (59.7%) 10.3% 6.3% 0.7% 18.1% (58.7%) * Constant currency (cc) excludes the impact of exchange rate movements. ** Comparable net revenues considering the reclassification of sales of biological products for non-therapeutic use that are reported in the Bio Supplies Division from January 2017. 6 THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros BIOSCIENCE DIAGNOSTIC HOSPITAL BIO SUPPLIES OTHERS 9M 2017 2,598,890 521,216 71,277 47,703 11,097 % of Net Revenues 80.0% 16.0% 2.2% 1.5% 0.3% 9M 2016** 2,327,865 485,868 70,516 39,905 27,524 % of Net Revenues 78.9% 16.5% 2.4% 1.4% 0.8% TOTAL 3,250,183 100.0% 2,951,678 100.0% 10.1% 8.9%

Net revenue by region - 9M 2017 % Var % Var cc* 12.4% 5.0% 6.1% 10.8% 5.6% 4.2% * Constant currency (cc) excludes the impact of exchange rate movements. ** Comparable considering the new divisional structure. 7 THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros US + CANADA EU ROW 9M 2017 2,216,814 505,609 527,760 % of Net Revenues 68.2% 15.6% 16.2% 9M 2016** 1,973,027 481,362 497,289 % of Net Revenues 66.9% 16.3% 16.8% TOTAL 3,250,183 100.0% 2,951,678 100.0% 10.1% 8.9%

Profit & Loss account - 9M 2017 8 THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros NET REVENUE (NR) COST OF SALES 9M 2017 3,250,183 (1,615,638) 9M 2016 2,951,678 (1,541,925) % Var 10.1% 4.8% GROSS MARGIN 1,634,545 1,409,753 15.9% % NR R&D SG&A OPERATING EXPENSES 50.3% (181,884) (650,161) (832,045) 47.8% (149,659) (567,952) (717,611) 21.5% 14.5% 15.9% OPERATING RESULT (EBIT) 802,500 692,142 15.9% % NR FINANCIAL RESULT SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES 24.7% (205,821) (6,639) 23.4% (183,395) 13,144 12.2% (150.5%) PROFIT BEFORE TAX 590,040 521,891 13.1% % NR INCOME TAX EXPENSE % OF PRE-TAX INCOME 18.2% (159,310) 27.0% 17.7% (116,381) 22.3% 36.9% CONSOLIDATED PROFIT FOR THE YEAR 430,730 405,510 6.2% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (1,033) (586) 76.3% GROUP PROFIT FOR THE PERIOD 431,763 406,096 6.3% % NR 13.3% 13.8%

Balance sheet (Assets) - September 30, 2017 2016 9 THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros NON-CURRENT ASSETS September 2017 December 8,094,225 7,007,258 GOODWILL AND OTHER INTANGIBLE ASSETS PROPERTY PLANT & EQUIPMENT INVESTMENTS IN EQUITY ACCOUNTED INVESTEES NON-CURRENT FINANCIAL ASSETS OTHER NON-CURRENT ASSETS CURRENT ASSETS 5,972,107 1,740,630 233,110 61,993 86,385 4,839,297 1,809,852 201,345 89,545 67,219 2,915,714 3,122,514 INVENTORIES TRADE AND OTHER RECEIVABLES OTHER CURRENT FINANCIAL ASSETS OTHER CURRENT ASSETS CASH AND CASH EQUIVALENTS TOTAL ASSETS 1,594,215 471,385 11,381 23,618 815,115 1,642,931 533,668 2,582 48,324 895,009 11,009,939 10,129,772

Balance sheet (Equity & Liabilities) - September 30, 2017 2016 10THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros EQUITY September 2017 December 3,588,115 3,727,978 CAPITAL SHARE PREMIUM RESERVES TREASURY STOCK INTERIM DIVIDENDS CURRENT YEAR EARNINGS OTHER COMPREHENSIVE INCOME NON-CONTROLLING INTERESTS NON-CURRENT LIABILITIES 119,604 910,728 2,025,800 (62,422) 0 431,763 157,216 5,426 119,604 910,728 1,694,245 (68,710) (122,908) 545,456 643,066 6,497 6,469,757 5,330,031 NON-CURRENT FINANCIAL LIABILITIES OTHER NON-CURRENT LIABILITIES CURRENT LIABILITIES 5,889,455 580,302 4,712,071 617,960 952,067 1,071,763 CURRENT FINANCIAL LIABILITIES OTHER CURRENT LIABILITIES TOTAL EQUITY AND LIABILITIES 170,557 781,510 230,065 841,698 11,009,939 10,129,772

Cash flow - 9M 2017

In thousands of euros	9M 2017	9M 2016
GROUP PROFIT	**431,763**	**406,096**
DEPRECIATION AND AMORTIZATION	158,359	150,758
NET PROVISIONS	145	(23,708)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	60,580	27,350
CHANGES IN INVENTORIES	(108,411)	(145,560)
CHANGES IN TRADE RECEIVABLES	69,198	(36,842)
CHANGES IN TRADE PAYABLES	(41,062)	(5,218)
CHANGE IN OPERATING WORKING CAPITAL	*(80,275)*	*(187,620)*
NET CASH FLOW FROM OPERATING ACTIVITIES	**570,572**	**372,876**
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(1,856,491)	(188,836)
CAPEX	(186,206)	(180,293)
R&D/OTHER INTANGIBLE ASSETS	(25,564)	(20,205)
OTHER CASH INFLOW / (OUTFLOW)	8,436	(5,953)
NET CASH FLOW FROM INVESTING ACTIVITIES	**(2,059,825)**	**(395,287)**
FREE CASH FLOW	***(1,489,253)***	***(22,411)***
PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS	0	(11,766)
ISSUE / (REPAYMENT) OF DEBT	1,745,865	(61,696)
DIVIDENDS (PAID) / RECEIVED	(95,274)	(93,243)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(154,542)	(27,104)
NET CASH FLOW FROM FINANCING ACTIVITIES	**1,496,049**	**(193,809)**
TOTAL CASH FLOW	**6,796**	**(216,220)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	895,009	1,142,500
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	(86,690)	(25,819)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**815,115**	**900,461**

11 THIRD QUARTER 2017 EARNINGS | GRIFOLS

GRIFOLS

Group profit reconciliation - 9M 2017 12THIRD QUARTER 2017 EARNINGS | GRIFOLS In millions of euros GROUP NET PROFIT % NET REVENUE 9M 2017 431.8 13.3% 9M 2016 406.1 13.8% % Var 6.3% Amortization of deferred financial expenses Amortization of intangible assets acquired in business combinations Non-recurring costs and associated with recent acquisitions Tax impacts of adjustments 45.2 27.4 47.4 27.9 (4.6%) (1.8%) 51.8% 21.8 - (25.5) (16.8) ADJUSTED GROUP NET PROFIT % NET REVENUE 500.7 15.4% 464.6 15.7% 7.8%

Net revenue by division - 3Q 2017 % Var % Var cc* 6.3% 0.7% (2.6%) 31.0% 59.0% 9.1% 3.5% (1.7%) 33.9% 63.5% * Constant currency (cc) excludes the impact of exchange rate movements. ** Comparable net revenues considering the reclassification of sales of biological products for non-therapeutic use that are reported in the Bio Supplies Division from January 2017. 13THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros BIOSCIENCE DIAGNOSTIC HOSPITAL BIO SUPPLIES OTHERS 3Q 2017 839,038 170,165 23,411 15,631 9,491 % of Net Revenues 79.3% 16.1% 2.2% 1.5% 0.9% 3Q 2016** 789,060 169,038 24,038 11,929 5,968 % of Net Revenues 78.9% 16.9% 2.4% 1.2% 0.6% TOTAL 1,057,736 100.0% 1,000,033 100.0% 5.8% 8.5%

Net revenue by region - 3Q 2017 % Var % Var cc* 6.1% 9.0% 1.3% 9.4% 9.4% 4.1% * Constant currency (cc) excludes the impact of exchange rate movements. ** Comparable considering the new divisional structure. 14THIRD QUARTER 2017 EARNINGS | GRIFOLS In thousands of euros US + CANADA EU ROW 3Q 2017 722,683 167,321 167,732 % of Net Revenues 68.3% 15.8% 15.9% 3Q 2016** 680,835 153,549 165,649 % of Net Revenues 68.1% 15.4% 16.5% TOTAL 1,057,736 100.0% 1,000,033 100.0% 5.8% 8.5%

Share performance - 9M 2017 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 Base 100: from December 31, 2016 to September 30, 2017 Source: Infobolsa 150 140 6% 2% 130 120 110 0% 100 90 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 15THIRD QUARTER 2017 EARNINGS | GRIFOLS Class A: +30. Class B: +22. IBEX-35: +11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 2, 2017